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FILE No. 82-5176

March 2, 2007

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Quarterly Flash Report (Consolidated Basis) Results for the nine months ended December 31, 2006 (dated February 8, 2007) and
- Notice of Dissolution of Subsidiary (dated February 22, 2007)

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

3/13

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FILE No. 82-5176

(Translation)

February 22, 2007

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director

(Code No. 4676, 1st section of Tokyo Stock Exchange)

Person to contact:	Osamu Okada General Manager of Accounting Dept. Tel: 03-5500-8888 (Key)

Notice of Dissolution of Subsidiary

Notice is hereby given that Fuji Television Network, Incorporated (the "Company"), at the meeting of its Board of Directors held on February 22, 2007, determined to dissolve its subsidiary, Fuji Television Publishing Co. Ltd., as described below:

Description

1. Outlines of the subsidiary:

1)	Corporate name:	Fuji Television Publishing Co. Ltd.
2)	Location:	4-8, Daiba 2-chome, Minato-ku, Tokyo
3)	Representative:	Yoshiaki Yamada
4)	Business:	Publication and sale of magazines and books
5)	Incorporation:	September 1, 1983
6)	Capital:	¥10,000,000
7)	Shareholder:	The Company: 100%

8) Business results for the last three fiscal years:

(million yen)

	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2006
Net sales	252	131	157
Recurring profit	141	58	63
Net income	80	34	36

2. Reason for the dissolution:

The subsidiary was incorporated to engage in reproducing the programs broadcasted by the Company in printed media and publications. However, the Company, which now intends to improve the efficiency of its group operations and involve itself in such business more actively, has determined to dissolve the subsidiary.

3. Schedule:

Liquidation to be completed: August 31, 2007

4. Future outlook:

The dissolution of the subsidiary will have no significant impact on the Company's consolidated/non-consolidated operating results for the fiscal year ending March 31, 2007 or thereafter.

- End -

February 8, 2007

Quarterly Flash Report (Consolidated Basis)

Results for the nine months ended December 31, 2006

Company name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Kazunobu Iijima, Executive Vice President, Investor Relations

Telephone: +81-3-5500-8258

1. Items Related to the Creation of Quarterly Financial Data

(1) Adoption of simplified accounting practices: Not applicable

(2) Changes from accounting methods used in recent fiscal years: Not applicable

(3) Changes in scope of consolidation and equity method of accounting

Additions: Consolidated subsidiaries: 1, Affiliates: —

Deletions: Consolidated subsidiaries: —, Affiliates: 3

Nippon Broadcasting System, Inc., on April 1, 2006, changed its corporate name to Nippon Broadcasting System Holdings, Inc., and through a corporate separation established Nippon Broadcasting System, Inc. to conduct radio broadcasting and all related businesses, becoming a new consolidated subsidiary. On the same day Nippon Broadcasting System Holdings, Inc. was merged into Fuji Television and dissolved, and removed from the scope of consolidation.

Operations at Fuji International Productions (UK) Ltd. have been discontinued and, given the diminished materiality of this business, this former consolidated subsidiary has now become a non-consolidated subsidiary.

Fuji Culture Planning, Inc., on October 1, 2006, merged with the consolidated subsidiary Dinos Inc. and was dissolved, and removed from the scope of consolidation.

2. Consolidated Financial Results of Nine Months ended December 31, 2006 (April 1, 2006 through December 31, 2006)

(1) Progress of Business Performance

Nine Months ended December 31 (Figures less than ¥1 million have been omitted.)

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
2006	439,723	(2.8)	35,151	(16.0)	38,025	(10.3)	20,342	(5.4)
2005	452,224	25.0	41,837	10.3	42,402	7.3	21,492	10.6
(For reference) Year ended March 31, 2006	593,493		50,724		50,340		11,345	

	Net Income per Share Basic	Net Income per Share Diluted
	Yen	Yen
2006	8,855.32	---
2005	10,292.26	---
(For reference) Year ended March 31, 2006	5,109.42	---

Note: Percentages shown for net sales, operating income, etc., are percentage changes versus the same quarter of the previous year.

Qualitative Information Related to Business Performance (Consolidated)

The Japanese economy during the subject fiscal period (the nine months from April 1, 2006 through December 31, 2006), according to the government's *Monthly Economic Report* (April through December), was consistently "recovering," though through the months of November and December "weakness seemed to exist in consumption." Moreover, the Bank of Japan's Short-term Economic Survey of Enterprises (Tankan survey) for December showed that the diffusion index (DI), which expresses the business confidence of companies, had improved from the previous survey (September).

Amid this environment, the support of its viewers allowed Fuji Television to achieve a "triple crown" in viewer ratings from January to December for a record third consecutive year.

The Fuji Television Group's consolidated net sales for the subject fiscal period declined 2.8% from the same period of the previous fiscal year to ¥439,723 million. Although sales rose in the Video and Music segment, revenue was down in the Broadcasting, Direct Marketing and Other segments. Operating income decreased 16.0% to ¥35,151 million, with gains in the Program Production and Related Business segment from more efficient use of expenses and rising revenue in the Video and Music segment offset by a substantial decline in revenue in the Broadcasting segment. Recurring profit, despite being tempered by such positive factors as increases in dividend income and investments in equity-method affiliates, and decreases in new stock issuance expenses and finance-related expenses, declined 10.3% from the same period of the previous fiscal year to ¥38,025 million. Net income after taxes for the subject fiscal period, despite a decline in adjustment for income taxes and other tax expenses, and a decrease in minority interests, was down 5.4% from the same period of the previous fiscal year to ¥20,342 million.

Results by operating segment are as follows.

Nine Months ended December 31 (Millions of Yen)

	Sales			Operating income (loss)		
	2006	2005	Change (%)	2006	2005	Change (%)
Broadcasting	303,492	313,420	(3.2)	29,134	33,017	(11.8)
Program production and related business	37,970	39,227	(3.2)	2,398	2,060	16.4
Direct marketing	50,506	52,408	(3.6)	(746)	1,396	---
Video and music	57,707	57,500	0.4	4,084	3,851	6.0
Other	44,058	44,627	(1.3)	667	2,144	(68.9)
Eliminated	(54,012)	(54,959)	---	(387)	(633)	---
Total	439,723	452,224	(2.8)	35,151	41,837	(16.0)

Broadcasting

The Broadcasting segment represents the earnings of Fuji Television and Nippon Broadcasting.

In the Television Broadcasting business, broadcasting revenue declined due to a fall in spot advertising sales from the previous fiscal year. Revenue from Other Operations was also down overall, as DVD sales of the *Dragonball Series* were strong, but there was a lack of any anything in the event business to equal last year's *Allegria 2*, and though in the movie business *Limit of Love* remained a hit production, and sales of the DVD version of *Hotel Avanti* were strong, these still did not reach the levels of the previous fiscal year. As a result, net sales in the Television Broadcasting business declined 2.5% from the same period of the previous

fiscal year to ¥283,613 million. In terms of expenses, a decline in costs in the Broadcasting business, a drop in costs in Other Operations related to the fall in revenue, along with other factors led to a decline in operating expenses, but this was insufficient to make up for the reduction in net sales.

In the Radio Broadcasting business, the decline in broadcasting revenue, along with a fall in revenue in the event business following an emphasis on profitability during the subject fiscal year, resulted in a decline of 11.8% from the same period of the previous fiscal year to ¥19,907 million. Operating expenses shrank overall, in an amount that exceeded the falloff in net sales.

As a consequence of these factors, sales in the Broadcasting segment fell 3.2% from the same period of the previous fiscal year to ¥303,492 million, while operating income was down 11.8% to ¥29,134 million.

Sales by Broadcasting Operations

Nine Months ended December 31 (Figures less than ¥1 million have been omitted.)

	2006	2005	Change from the previous term (%)
Television broadcasting			
Broadcasting operations	243,796	246,312	(1.0)
Broadcasting	220,518	223,652	(1.4)
Network time	100,766	100,895	(0.1)
Local time	17,221	16,913	1.8
Spot	102,531	105,843	(3.1)
Broadcasting related business	23,277	22,659	2.7
Other operations	39,817	44,551	(10.6)
Subtotal	283,613	290,863	(2.5)
Radio broadcasting	19,907	22,576	(11.8)
Elimination in the segment	(27)	(20)	—
Total	303,492	313,420	(3.2)

Program Production and Related Business

This segment consists of subsidiaries involved in program production, set design, engineering, and other activities. Each of these subsidiaries faced a more difficult environment for contracts compared to a year earlier, and worked to increase sales from business with outside customers, and trim costs. As a result, sales in this segment declined 3.2% from the same period of the previous fiscal year to ¥37,970 million, while operating income rose 16.4% to ¥2,398 million.

Direct Marketing

Direct marketing sales, despite increases in Internet and television shopping revenue, suffered from sluggishness in the core area of products offered through catalog media, and sales in this segment declined 3.6% from the same period of the previous fiscal year to ¥50,506 million. This segment also recorded an operating loss for the subject fiscal period of ¥746 million due to the impact of the revenue decline, along with other factors that included one-off costs related to the start of operations at the new distribution center.

Video and Music

The Video and Music segment benefited from rising copyright revenue at Fujipacific Music Inc., and brisk sales of *Dragonball Z*, *Limit of Love*, *Suspect Muroi Shinji*, and other DVDs at Pony Canyon, Inc. As a result, sales in this segment rose 0.4% from the same period of the previous fiscal year to ¥57,707 million, with operating income up 6.0% to ¥4,084 million.

Other

In the Other segment, both sales and profits fell at Fujimic, Inc. as orders for software development hit a cyclical trough. Sales at Fusosha Publishing, Inc. were given a boost by the book *Tokyo Tower*, but sales of other books were sluggish, and sales of magazines and advertising revenues both slumped, leading to an operating loss for the subsidiary. As a result, sales in this segment declined 1.3% from the same period of the previous fiscal year to ¥44,058 million, with operating income down 68.9% to ¥667 million.

Equity-Method Affiliates

Among equity-method affiliates, Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) is now in its seventh year of operation, and with the number of households now able to view digital satellite broadcasts topping 20 million, the affiliate's earnings have steadily increased, and it achieved its first operating profit since formation. Sankei Building Co., Ltd. also recorded improved performance, resulting in an increase in equity in earnings of affiliated companies (net of dividends) of ¥201 million from the same period of the previous fiscal year, to ¥1,542 million.

(2) Changes in Financial Position (Consolidated)

(Figures less than ¥1 million have been omitted.)

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
	Millions of Yen	Millions of Yen	%	Yen
December 31, 2006	707,206	469,003	65.0	199,616.20
December 31, 2005	772,976	490,980	63.5	220,596.55
(For reference) March 31, 2006	692,357	462,903	66.9	200,803.02

Note: The calculation of total shareholders' equity per share for the third quarter of the fiscal year ending March 31, 2005 is based on the number of shares outstanding following the two-for-one stock split implemented on May 20, 2004.

Cash Flows

Nine Months ended December 31

(Figures less than ¥1 million have been omitted.)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the Term
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
2006	46,527	(16,926)	(8,111)	92,299
2005	26,611	(76,907)	(28,369)	45,372
(For reference) Year ended March 31, 2006	45,786	(69,748)	(28,642)	71,163

Qualitative Information Related to the Financial Position (Consolidated)

Total assets at the end of the subject nine-month fiscal period amounted to ¥707,206 million, an increase of ¥14,848 million from March 31, 2006 (the end of fiscal 2006).

Total current assets amounted to ¥279,902 million, an increase of ¥18,870 million from the end of fiscal 2006. This was due mainly to an increase in marketable securities. Total fixed assets fell by ¥4,003 million to ¥427,304 million. Tangible fixed assets, despite such increases as payments of construction fees for Rinkai Fukutoshin Studios (provisional name), declined due to a softening of market valuation differences of investments in securities.

Total liabilities amounted to ¥238,203 million, an increase of ¥17,670 million from the end of fiscal 2006. This was due mainly to an increase in accrued income taxes and other items in other long-term liabilities.

Net assets amounted to ¥469,003 million due mainly to a decline in valuation differences on available-for-sale securities. Fuji Television also retired ¥145,346 million in treasury stock in May 2006.

Cash flows during the subject nine-month fiscal period were as follows.

Cash provided by operating activities totaled ¥46,527 million, an increase of ¥19,915 million from cash provided during the same period of the previous fiscal year. This was due mainly to reimbursement of taxes paid in the previous fiscal year.

Cash used in investing activities totaled ¥16,926 million, a decrease of ¥59,981 million from cash used during the same period of the previous fiscal year. This was due mainly to expenditures for acquisition of investments in securities, and a tender offer to repurchase its own shares made by a consolidated subsidiary during the same period of fiscal 2005.

Cash used in financing activities totaled ¥8,111 million, a decrease of ¥20,257 million from cash used during the same period of the previous fiscal year. This was due mainly to expenditures for acquisition of treasury stock made during the same period of the previous fiscal year.

As a result, cash and cash equivalents at the end of the subject nine-month fiscal period totaled ¥92,299 million, a ¥21,135 million increase versus March 31, 2006 (the end of fiscal 2006), and a ¥46,926 million increase versus December 31, 2005 (the end of the subject fiscal period of fiscal 2005).

(For Reference 1)

Non-Consolidated Financial Results of Nine Months ended December 31, 2006 (April 1, 2006 through December 31, 2006)

Nine Months ended December 31 (Figures less than ¥1 million have been omitted.)

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
2006	283,613	(2.5)	27,890	(12.5)	30,875	(6.5)	20,463	22.7
2005	290,863	1.2	31,860	(3.3)	33,034	(4.3)	16,676	(12.3)
(For reference) Year ended March 31, 2006	381,564		39,804		40,038		5,838	

	Total Assets	Net Assets
	Millions of Yen	Millions of Yen
December 31, 2006	586,170	427,486
December 31, 2005	791,548	602,892
(For reference) March 31, 2006	715,610	575,935

3. Outlook for the Fiscal Year Ending March 31, 2007 (April 1, 2006 through March 31, 2007)

Consolidated Financial Results

	Net Sales	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen
Year ending March 31, 2007	577,400	43,800	23,700

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥10,313.22.

(For Reference 2)

Non-Consolidated Financial Results

	Net Sales	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen
Year ending March 31, 2007	374,600	36,500	23,500

(Reference) Non-Consolidated net income per share for the fiscal year is forecast to be ¥ 10,203.66.

Note: The forecasts above are based on information available at the time of writing. Actual performance may differ from forecasts due to unforeseen factors.

Qualitative Information Related to Earnings Forecasts

The Company has revised its forecasts announced on November 16, 2006, on both a consolidated and non-consolidated basis, as follows.

<u>Non-consolidated</u>

Net sales have been revised upward to ¥374.6 billion. Although broadcast revenue is expected to remain in line with previous forecasts, since even though time advertising sales suffered after program lineup changes in October, spot advertising sales have improved since December, an increase in revenue is expected from Other Operations, including proceeds from video sales and events. No revisions have been made to recurring profit or net income, however, in anticipation of expenditures to accommodate early adoption of high definition broadcasts of news, sports, and information programs, as well as for the enhancement of internal controls.

<u>Consolidated</u>

Subsidiaries in the Direct Marketing and Other segments are expected to continue to face harsh conditions during the subject fiscal year, and growth in the Video and Music segment is forecast to be sluggish. Consolidated net sales have been revised upward to ¥577.4 billion in consideration of the boost from the

upward revision to non-consolidated sales, but both recurring profit and net income have been revised downward, to ¥43.8 billion and ¥23.7 billion, respectively.

Compared to the previous fiscal year, the forecast for consolidated earnings, like that for non-consolidated, is for a decline on a recurring profit basis, but a rise on a net income basis.

Changes from the forecasts announced in the earnings statement released on November 16, 2006, are as follows.

(1) Consolidated Financial Results of Year ending March 31, 2007 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	577,000	47,700	27,300
Revised Forecast (B)	577,400	43,800	23,700
Change (B-A)	400	(3,900)	(3,600)
Percent Change (%)	0.1	(8.2)	(13.2)

(2) Non-consolidated Financial Results of Year ending March 31, 2007 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	369,200	36,500	23,500
Revised Forecast (B)	374,600	36,500	23,500
Change (B-A)	5,400	—	—
Percent Change (%)	1.5	—	—

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted.)

	December 31, 2006		December 31, 2005		Change from the previous term		(For reference) March 31, 2006	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
ASSETS								
Current assets:								
1. Cash and time deposits	49,418		48,814				49,986	
2. Trade notes and accounts receivable	119,175		120,090				111,958	
3. Marketable securities	56,387		9,966				30,008	
4. Inventories	20,932		21,452				22,517	
5. Other current assets	34,219		33,671				47,015	
6. Less allowance for doubtful accounts	(232)		(475)				(454)	
Total current assets	279,902	39.6	233,519	30.2	46,382	19.9	261,031	37.7
Fixed assets:								
1. Tangible fixed assets								
(1) Buildings and structures	86,186		91,182				89,898	
(2) Land	27,080		27,079				27,079	
(3) Other	51,521		36,615				37,363	
Total tangible fixed assets	164,788	23.3	154,877	20.1	9,910	6.4	154,342	22.3
2. Intangible fixed assets	51,130	7.2	44,987	5.8	6,142	13.7	45,461	6.6
3. Investments and other assets								
(1) Investment in securities	191,605		319,620				211,197	
(2) Other	22,338		25,221				25,071	
(3) Less allowance for doubtful accounts	(2,558)		(5,249)				(4,763)	
Total investments and other assets	211,385	29.9	339,591	43.9	(128,205)	(37.8)	231,504	33.4
Total fixed assets	427,304	60.4	539,457	69.8	(112,152)	(20.8)	431,308	62.3
Deferred assets	---	---	---	---	—	—	17	0.0
Total assets	707,206	100.0	772,976	100.0	(65,770)	(8.5)	692,357	100.0

(Figures less than ¥1 million have been omitted.)

	December 31, 2006		December 31, 2005		Change from the previous term		(For reference) March 31, 2006	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
LIABILITIES								
Current liabilities:								
1. Trade notes and accounts payable	55,905		54,920				51,330	
2. Short-term borrowings	5,815		76,521				5,989	
3. Allowance for sales returns	837		1,019				839	
4. Allowance for directors' bonuses	302		—				—	
5. Other current liabilities	63,957		50,855				47,579	
Total current liabilities	126,819	17.9	183,317	23.7	(56,498)	(30.8)	105,738	15.3
Long-term liabilities:								
1. Corporate bond	49,984		—				50,000	
2. Bonds with stock purchase rights	365		350				366	
3. Long-term borrowings	2,314		1,946				1,904	
4. Deferred tax liabilities	12,089		45,926				22,077	
5. Retirement allowance for employees	31,629		31,700				30,794	
6. Retirement allowance for directors	3,351		3,202				3,327	
7. Negative goodwill	10,727		—				—	
8. Other long-term liabilities	922		6,928				6,324	
Total long-term liabilities	111,384	15.8	90,054	11.7	21,329	23.7	114,793	16.5
Total liabilities	238,203	33.7	273,372	35.4	(35,169)	(12.9)	220,532	31.8
MINORITY INTERESTS								
Minority interests	—	—	8,623	1.1	—	—	8,921	1.3
SHAREHOLDERS' EQUITY								
Common stock	—	—	146,200	18.9	—	—	146,200	21.1
Capital surplus	—	—	173,664	22.5	—	—	175,275	25.3
Retained earnings	—	—	280,003	36.2	—	—	269,855	39.0
Reevaluation differences of land	—	—	2,096	0.3	—	—	(435)	(0.0)
Valuation gain on other securities	—	—	69,279	9.0	—	—	32,621	4.7
Foreign exchange adjustment	—	—	(310)	(0.1)	—	—	237	0.0
Treasury stock	—	—	(179,953)	(23.3)	—	—	(160,851)	(23.2)
Total shareholders' equity	—	—	490,980	63.5	—	—	462,903	66.9
Total liabilities, minority interests and shareholders' equity	—	—	772,976	100.0	—	—	692,357	100.0

	December 31, 2006		December 31, 2005		Change from the previous term		(For reference) March 31, 2006	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
NET ASSETS								
Owner's equity:								
1. Paid-in capital	146,200		—		—		—	
2. Capital surplus	173,664		—		—		—	
3. Retained earnings	136,926		—		—		—	
4. Treasury stock	(15,505)		—		—		—	
Total	441,286	62.4	—	—	—	—	—	—
Valuation and translation adjustments:								
1. Valuation difference on available-for sale securities	18,787		—		—		—	
2. Revaluation difference on land	(446)		—		—		—	
3. Translation adjustments	107		—		—		—	
Total	18,448	2.6	—	—	—	—	—	—
Minority interests	9,268	1.3	—	—	—	—	—	—
Total net assets	469,003	66.3	—	—	—	—	—	—
Total liabilities and net assets	707,206	100.0	—	—	—	—	—	—

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted.)

	Nine Months ended December 31				Change from the previous term		(For reference) Year ended March 31, 2006	
	2006		2005					
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Net sales	439,723	100.0	452,224	100.0	(12,501)	(2.8)	593,493	100.0
Cost of sales	284,295	64.7	291,401	64.4	(7,106)	(2.4)	383,592	64.6
Gross profit	155,427	35.3	160,822	35.6	(5,395)	(3.4)	209,901	35.4
Selling, general and administrative expenses:								
1. Selling expense	85,427		84,491				112,796	
2. General and administrative expenses	34,848		34,493				46,380	
	120,276	27.3	118,984	26.3	1,291	1.1	159,176	26.8
Operating income	35,151	8.0	41,837	9.3	(6,686)	(16.0)	50,724	8.6
Non-operating revenues:								
1. Interests	267		173				294	
2. Dividends	1,879		1,067				1,073	
3. Amortization of consolidated difference	1,542		1,341				1,312	
4. Rental fee	823		828				1,155	
5. Stock lending fee	—		402				402	
6. Others	1,043		622				761	
	5,556	1.3	4,437	1.0	1,118	25.2	4,998	0.8
Non-operating expenses:								
1. Interests	689		278				404	
2. Loss on investment association	944		946				1,948	
3. Expenses of issuance of new stock	—		487				532	
4. Rental fee	610		640				857	
5. Payment fee	67		341				356	
6. Others	369		1,178				1,283	
	2,682	0.6	3,872	0.9	(1,190)	(30.7)	5,383	0.9
Recurring profit	38,025	8.7	42,402	9.4	(4,377)	(10.3)	50,340	8.5

	Nine Months ended December 31				Change from the previous term		(For reference) Year ended March 31, 2006	
	2006		2005					
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Extraordinary gain:								
1. Gain on the sale of fixed assets	45		7				7	
2. Gain on the sale of investment securities	21		450				11,647	
3. Gain on the return of retirement allowance for directors	—		97				97	
4. Gain on reversals of reserves for losses on contract cancellations	—		7				7	
5. Gain on sale of membership	10		—				—	
6. Others	15		48				163	
	92	0.0	611	0.2	(518)	(84.8)	11,922	2.0
Extraordinary loss:								
1. Loss on sale of fixed assets	5		128				203	
2. Loss on disposal of fixed assets	112		193				284	
3. Loss on sale of investment securities	0		172				34,885	
4. Valuation losses on investment securities	87		198				206	
5. Valuation losses on shares of affiliated companies	—		179				179	
6. Valuation losses on membership	1		10				19	
7. Additions to reserves for doubtful accounts	—		145				—	
8. Additions to reserves for membership deposits	9		46				47	
9. Loss on sale of membership	—		5				1	
10. Special retirement benefit	70		—				—	
11. Others	78		103				318	
	364	0.1	1,184	0.3	(819)	(69.2)	36,147	6.1
Income before income taxes and minority interests	37,753	8.6	41,829	9.3	(4,076)	(9.7)	26,115	4.4
Income taxes and enterprise taxes	16,689		14,858				9,607	
Adjustment for income taxes	159		4,413				3,769	
	16,849	3.9	19,272	4.3	(2,422)	(12.6)	13,377	2.3
Minority interests	561	0.1	1,064	0.2	(503)	(47.3)	1,392	0.2
Net income	20,342	4.6	21,492	4.8	(1,150)	(5.4)	11,345	1.9

END